**AMENDED AND RESTATED
CERTIFICATE OF DESIGNATION OF
SERIES A PREFERRED STOCK**

OF

TPT GLOBAL TECH, INC.

It is hereby certified that:

1. The name of the Company (hereinafter called the "Company") is TPT Global Tech, Inc., a Florida corporation.

2. The Certificate of Incorporation of the Company authorizes the issuance of One Hundred Million (100,000,000) shares of preferred stock as amended, $0.001 par value per share (herein, "Preferred Stock" or "Preferred Shares"), and expressly vests in the Board of Directors of the Company the authority provided therein to issue any or all of the Preferred Shares in one (1) or more series and by resolution or resolutions to establish the designation and number and to fix the relative rights and preferences of each series to be issued.

3. The Board of Directors of the Company, pursuant to the authority expressly vested in it as aforesaid, has adopted the following resolutions creating a Series A issue of Preferred Stock:

RESOLVED, that One Million (1,000,000) of the One Hundred Million (100,000,000) authorized shares of Preferred Stock of the Company shall be designated Series A Preferred Stock, $0.001 par value per share, and shall possess the rights and preferences set forth below:

Section 1. Designation and Amount. The shares of the series of Preferred Stock hereby and herein created shall have $0.001 par value per share and shall be designated as Series A Preferred Stock (the "Series A Preferred Stock") and the number of shares constituting the Series A Preferred Stock shall be One Million (1,000,000). The Series A Preferred Stock shall have a deemed purchase price and value of One Penny (United States Dollars) ($.01) per share.

Section 2. Rank. The Series A Preferred Stock shall rank: (i) senior to any other class or series of outstanding Preferred Shares or series of capital stock of the Company; (ii) prior to all of the Company's Common Stock, $0.001 par value per share ("Common Stock"); (iii) prior to any class or series of capital stock of the Company (collectively, with the Common Stock and all hereafter issued Preferred Stock, "Junior Securities"); and (iv) on parity with any class or series of capital stock of the Company hereafter created specifically ranking by its terms on parity with the Series A Preferred Stock ("Parity Securities") in each case as to distributions of assets upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary (all such distributions being referred to collectively as "Distributions").

Section 3. Dividends. The Series A Preferred Stock shall not bear dividends.

Section 4. Liquidation Preference.

(a) In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of shares of Series A Preferred Stock (each a "Holder"

and collectively the "Holders") shall be entitled to receive, immediately after any distributions to Senior Securities required by the Company's Certificate of Incorporation or any certificate of designation, and prior in preference to any distribution to Junior Securities but in parity with any distribution to Parity Securities, a total amount equal to all loans payable by the Company where owners of the Series A Preferred Stock have personally guaranteed obligations of the Company, including contingency amounts under any guarantees or direct notes. If upon the occurrence of such event, and after payment in full of the preferential amounts with respect to the Senior Securities, the assets and funds available to be distributed among the Holders of the Series A Preferred Stock and Parity Securities shall be insufficient to permit the payment to such Holders of the full preferential amounts due to the Holders of the Series A Preferred Stock and the Parity Securities, respectively, then the entire assets and funds of the Company legally available for distribution shall be distributed among the Holders of the Series A Preferred Stock and the Parity Securities, pro rata, based on the respective liquidation amounts to which each such series of stock is entitled by the Company's Certificate of Incorporation and any certificate(s) of designation relating thereto.

(b) Upon the completion of the distribution required by subsection 4(a), if assets remain in the Company, they shall be distributed to holders of Junior Securities in accordance with the Company's Certificate of Incorporation including any duly adopted certificate(s) of designation.

Section 5. Conversion. The record Holders of the Series A Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):

(a) *Right to Convert and Automatic Conversion.* On and after date hereof, each record Holder of Series A Preferred Stock shall be entitled (at the times and in the amounts set forth below), at the office of the Company or any transfer agent for the Series A Preferred Stock designated by the Company to the Holders in writing (the "Transfer Agent"), to convert Series A Preferred Stock in whole into Common Stock (in multiples of one (1) share of Series A Preferred Stock) as follows:

On and after date hereof, the Holders of the Series A Preferred Stock shall, collectively have the right to convert all of their Series A Preferred Stock when conversion is elected into that number of shares of Common Stock of the Company, determined by the following formula: 60% of the common shares computed to include all projected conversions of all convertible debt and any other classes of Preferred Stock as if the conversions had taken place at the stated conversion price per share (i.e. for the avoidance of doubt – "fully diluted" as if such conversion had occurred prior to the Series A conversion.)

All Series A Preferred Shares shall automatically convert under these terms effective upon any Exchange listing.

(b) *Mechanics of Conversion.* In order to convert Series A Preferred Stock into full shares of Common Stock, the Holder shall (i) fax or deliver via electronic mail, on or prior to 11:59 p.m., Denver, Colorado time (the "Conversion Notice Deadline") on the date of conversion (the "Conversion Date"), a copy of the fully executed notice of conversion ("Notice of Conversion") to the Company at the office of the Company or the Transfer Agent stating that the Holder elects to convert Series A Preferred Stock into Common Stock, which Notice of Conversion shall specify the date of conversion, the number of shares of Series A Preferred Stock to be converted, the applicable Conversion Price and a calculation of the number of shares of Common Stock issuable upon such conversion (together with a copy of the front page of each certificate to be converted) and (ii) once

converted in full (but not otherwise unless specifically requested by the Company from time to time), surrender to a common courier for delivery to the office of the Company or the Transfer Agent, the original certificate(s) representing the Series A Preferred Stock being converted (the "Preferred Stock Certificates"), duly endorsed for transfer; unless the Holder notifies the Company or its Transfer Agent that such certificates have been lost, stolen or destroyed (subject to the requirements of subparagraph (i) below). Upon receipt by the Company of a facsimile copy of a Notice of Conversion, Company shall immediately send, via facsimile or email, a confirmation of receipt of the Notice of Conversion to Holder which shall specify that the Notice of Conversion has been received and the name and telephone number of a contact person at the Company whom the Holder should contact regarding information related to the Conversion. In the case of a dispute as to the calculation of the Conversion Price, the Company shall promptly issue to the Holder the number of shares of Common Stock that are not disputed and shall submit the disputed calculations to its outside accountant via facsimile within three (3) days of receipt of Holder's Notice of Conversion. The Company shall cause the accountant to perform the calculations and notify the Company and the Holder of the results no later than forty-eight (48) hours from the time it receives the disputed calculations. Accountant's calculation shall be deemed conclusive absent manifest error.

(i) *Lost or Stolen Certificates.* Upon receipt by the Company of evidence of the loss, theft, destruction or mutilation of any Preferred Stock Certificates representing shares of Series A Preferred Stock, and (in the case of loss, theft or destruction) of indemnity or security reasonably satisfactory to the Company, and upon surrender and cancellation of the Preferred Stock Certificate(s), if mutilated, the Company shall execute and deliver new Preferred Stock Certificate(s) of like tenor and date. However, the Company shall not be obligated to re-issue such lost or stolen Preferred Stock Certificates if Holder contemporaneously requests the Company to convert such Series A Preferred Stock into Common Stock.

(ii) *Delivery of Common Stock Upon Conversion.* The Transfer Agent or the Company (as applicable) shall, no later than the close of business on the third (3rd) business day (the "Deadline") after receipt by the Company or the Transfer Agent of a facsimile copy of a Notice of Conversion and receipt by Company or the Transfer Agent from the Holder of all necessary documentation duly executed and in proper form required for conversion as stated in this Section 5, issue and surrender to a common courier for either overnight or (if delivery is outside the United States) two (2) day delivery to the Holder at the address of the Holder as shown on the stock records of the Company a certificate for the number of shares of Common Stock to which the Holder shall be entitled as aforesaid. In lieu of delivering physical certificates representing Common Stock to be received by a Holder upon conversion of Series A Preferred Stock, the Company may, if the said Common Stock is not restricted from transfer and does not contain a restrictive legend, utilize the Depository Trust Company ("DTC") Fast Automated Securities Transfer program and/or the DWAC system to electronically credit the account of the Holder's prime broker with DTC for the number of shares of Common Stock to be received upon such conversion.

In any event, delivery to each Holder of Common Stock upon a properly submitted conversion of Series A Preferred Stock shall be made within three (3) business days after the Conversion Date. Without limiting a Holder's other rights at law or in equity, should delivery be later than three (3) business days after the Conversion Date, the Holder shall have the right to either (1) rescind the conversion by facsimile notice to the Company; (2) by giving a new Notice of Conversion, adjust the Conversion Price and the amount of dividends accrued and unpaid, in which case the Company shall process the conversion as if the latter notice were the original notice; or (3) accept the late delivery.

The Holders shall also be entitled to the equitable remedy of specific performance to enforce the delivery requirements upon conversion of Series A Preferred Stock.

(iii) *No Fractional Shares.* If any conversion of the Series A Preferred Stock would create a fractional share of Common Stock or a right to acquire a fractional share of Common Stock, such fractional share shall be disregarded and the number of shares of Common Stock issuable upon conversion, in the aggregate, shall be rounded to the nearest whole share.

(iv) *Date of Conversion.* The date on which conversion occurs (the "Conversion Date") shall be deemed to be the date set forth in such Notice of Conversion, provided that the advance copy of the Notice of Conversion is faxed to the Company before 11:59 p.m., Pacific time, time, on the Conversion Date. The person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record Holder or Holders of such shares of Common Stock on the Conversion.

(c) *Reservation of Stock Issuable Upon Conversion.* The Company shall at all times reserve and keep available or make provision to increase, reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the Series A Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all then outstanding Series A Preferred Stock into Common Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Series A Preferred Stock, the Company will take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

(d) *Adjustment to Conversion Rate.*

(i) *Adjustment Due to Merger, Consolidation, Etc.* If, prior to the conversion of all Series A Preferred Stock, there shall be any merger, consolidation, exchange of shares, recapitalization, reorganization, or other similar event, as a result of which shares of Common Stock of the Company shall be changed into the same or a different number of shares of the same or another class or classes of stock or securities of the Company or another entity or there is a sale of all or substantially all the Company's assets, then the Holders of Series A Preferred Stock shall thereafter have the right to receive upon conversion of Series A Preferred Stock, upon the basis and upon the terms and conditions specified herein and in lieu of the shares of Common Stock immediately theretofore issuable upon conversion, such stock, securities and/or other assets ("New Assets") which the Holder would have been entitled to receive in such transaction had the Series A Preferred Stock been convertible into New Assets from the date hereof, at the market price of such New Assets on the date of conversion, and in any such case appropriate provisions shall be made with respect to the rights and interests of the Holders of the Series A Preferred Stock to the end that the provisions hereof (including, without limitation, provisions for the adjustment of the conversion price and of the number of shares of Common Stock issuable or New Assets deliverable upon conversion of the Series A Preferred Stock) shall thereafter be applicable, as nearly as may be practicable in relation to any securities thereafter deliverable upon the exercise hereof.

(iii) *No Fractional Shares.* If any adjustment under this Section 5(d) would create a fractional share of Common Stock or a right to acquire a fractional share of Common

Stock, such fractional share shall be disregarded and the number of shares of Common Stock issuable upon conversion shall be rounded to the nearest whole share.

(e) *Conversion Limitations* The Holder may convert its Series A Preferred Stock irrespective of the Holder's beneficial ownership of Common Stock, should any of the following events occur: (1) the Company shall either become insolvent, admit in writing its inability to pay its debts generally or as they come due, make an assignment for the benefit of creditors or commence proceedings for its dissolution, or apply for, or consent to the appointment of, a trustee, liquidator, or receiver for its or for a material part of its property or business; or (2) a trustee, liquidator or receiver shall be appointed for the Company or for a material portion of its property or business without the Company's consent and such appointment is not discharged within sixty (60) days thereafter; or (3) any governmental agency or any court of competent jurisdiction at the instance of any governmental agency shall assume custody or control of the whole or a substantial portion of the properties or assets of the Company and shall not be dismissed within sixty (60) days thereafter; or (4) bankruptcy, reorganization, insolvency or liquidation proceedings or other proceedings for relief under any bankruptcy law or any law for the relief of debtors shall be instituted by or against the Company and, if instituted against the Company, shall not be dismissed within sixty (60) days after such institution or the Company by any answer, action or omission to act approve of, or default in, answering a petition filed in, such proceeding.

Section 6. Redemption by Company. The Company may redeem all or any portion of the Series A Preferred Stock by paying in cash by wire transfer the stated value of US$100.00 per share, plus all accrued and unpaid dividends on the Series A Preferred Stock to be redeemed, to the Holder pursuant to the Holder's written instructions. The Holders may convert Series A Preferred Stock until such cash has been received by the Holder, at which time Conversion Rights shall cease and the Holder shall surrender all redeemed Series A Preferred Certificates to the Company for cancellation.

Section 7. Voting Rights. The record Holders of the Series A Preferred Stock shall have the right to vote as if converted prior to the vote to an amount of shares equal to 60% of the common shares computed to include all projected conversions of all convertible debt and any other classes of Preferred Stock as if the conversions had taken place at the stated conversion price per share (i.e. for the avoidance of doubt – "fully diluted" as if such conversion had occurred prior to the Series A conversion) on any matter with holders of Common Stock for any vote required to approve any action, which Florida law provides may or must be approved by vote or consent of the holders of other series of voting shares and the holders of Common Stock or the holders of other securities entitled to vote, if any. The Series A Preferred Stock shall be deemed to be a quorum, as in attendance for any shareholder action.

The record Holders of the Series A Preferred Stock shall be entitled to the same notice of any regular or special meeting of the shareholders of the Company as may or shall be given to holders of any other series of preferred shares and the holders of common shares entitled to vote at such meetings.

Section 8. Protective Provision. So long as shares of Series A Preferred Stock are outstanding, the Company shall not without first obtaining the approval (by vote or written consent, as provided by Florida Law) of the Holders of at least seventy-five percent (75%) of the then outstanding shares of Series A Preferred Stock, and at least seventy-five percent (75%) of the then outstanding Holders:

(a) alter or change the rights, preferences or privileges of the Series A Preferred Stock so as to affect adversely the Series A Preferred Stock.

(b) create any new class or series of stock having a preference over the Series A Preferred Stock with respect to Distributions (as defined in Section 2 above) or increase the size of the authorized number of Series A Preferred Stock.

In the event Holders of at least seventy-five percent (75%) of the then outstanding shares of Series A Preferred Stock and at least seventy-five percent (75%) of the then outstanding Holders agree to allow the Company to alter or change the rights, preferences or privileges of the shares of Series A Preferred Stock, pursuant to subsection (a) above, so as to affect the Series A Preferred Stock, then the Company will deliver notice of such approved change to the Holders of the Series A Preferred Stock that did not agree to such alteration or change (the "Dissenting Holders") and the Dissenting Holders shall have the right for a period of thirty (30) business days to convert pursuant to the terms of this Certificate of Designation as they exist prior to such alteration or change or continue to hold their shares of Series A Preferred Stock.

Section 9. Status of Converted or Redeemed Stock. In the event any shares of Series A Preferred Stock shall be converted pursuant to Section 5 hereof, the shares so converted shall be canceled, shall return to the status of authorized but unissued Preferred Stock of no designated series, and shall not be issuable by the Company as Series A Preferred Stock.

Section 10. Preference Rights. Nothing contained herein shall be construed to prevent the Board of Directors of the Company from issuing one (1) or more series of Preferred Stock with dividend and/or liquidation preferences junior to the dividend and liquidation preferences of the Series A Preferred Stock.

Signed on July 5, 2022

TPT Global Tech, Inc.

By: Stephen J Thomas III
Stephen J. Thomas, III
CEO and President